Exhibit 99.1

YAMANA GOLD ANNOUNCES FIRST QUARTER 2015 RESULTS
--33% increase in gold production reflects continued operational performance as focus returns to high quality growth--

TORONTO, ONTARIO, April 28, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced its financial and operating results for the first quarter 2015.

FIRST QUARTER 2015 HIGHLIGHTS
33% increase in gold production compared to the first quarter of 2014 for total gold production of 304,874; and
o	2.48 million ounces of silver and 26.8 million pounds of copper.
•	Flagship assets Chapada, El Peñón and Canadian Malartic contributed 150,780 ounces of gold at co-product cash costs(1) of $592 per ounce in the quarter.
•	Co-product all-in sustaining costs (“AISC”)(1,2) within guidance range at $896 per ounce of gold; including
o	$813 per ounce of gold at Yamana’s primary portfolio of cornerstone operations(3).
•	26% increase in operating cash flows(1,4,5) before changes in non-cash working capital compared to the first quarter 2014 for a total of $96.0 million ($0.11 per share).
o	Cash flows from continuing operations after changes in non-cash working capital(5) for the first quarter of $2.0million ($0.00 per share).
•	45% decrease in capital expenditures compared to the first quarter of 2014.
•	Adjusted loss from continuing operations(1) of $37.5 million ($0.04 per share); and
o
Net loss from continuing operations of $135.2 million ($0.15 per basic share) including the impact of non-cash unrealized foreign exchange rate fluctuations on deferred taxes in the jurisdictions the Company operates.

Operational performance in the first quarter was in line with expectations, continuing the trend established in the second half of 2014.  The Company’s primary portfolio continues to demonstrate its stability and low cost structure, providing the opportunity for the pursuit of high quality growth.  In particular, the flagship assets Chapada, El Peñón  and Canadian Malartic continue to contribute most significantly to production and cash flow, forming the base on which the Company’s other assets have the potential to further enhance value.

During the quarter, considerable progress was made at improving the future outlook for the Company’s subsidiary Brio Gold Inc. (“Brio Gold”) and the Company is advancing plans for a going public event in the third quarter of 2015. In addition, the Company paid down the outstanding balance  on its revolving credit facility by approximately $200 million, consistent with its previously announced debt reduction intiative.    The repayment of debt and the divestiture of Brio Gold are expected to further strengthen the Company’s robust financial position.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.
Refers to a non-GAAP measure.  Reconciliation of non-GAAP measures are available at www.yamana.com/Q12015 at a number of our in Brazil coming to an enddion at Gualcacreases to production and decreases to costs throughout 2014of 1.4

2.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
3.	Yamana’s primary portfolio of cornerstone operations includes Chapada, El Peñón, Gualcamayo, Canadian Malartic, Mercedes, Minera Florida and Jacobina.
4.	Excluding cash distributions from Alumbrera.
5.	Cash flows from operating activities.

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The Company is well positioned to deliver sequential quarter-over-quarter production growth and maintaining its low cost structure throughout 2015.  The established strategy of balancing production growth, cash fow generation and cost reductions to maximize returns is expected to create considerable value going forward.

KEY STATISTICS

	Three Months Ending Mar 31st
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2015	2014
Revenue	458.1	353.9
Cost of sales excluding depletion, depreciation and amortization	(280.0)	(208.9)
Depletion, depreciation and amortization	(137.9)	(111.9)
General and administrative expenses	(29.4)	(31.5)
Exploration and evaluation expenses	(5.4)	(4.6)
Equity (losses)/earnings from associate (Alumbrera)	(4.4)	1.2
Mine Operating earnings	40.2	33.1
Net (loss)/earnings from continuing operations	(135.2)	(31.4)
Net (loss)/earnings from continuing operations per share	(0.15)	(0.04)
Adjusted earnings from continuing operations	(37.5)	9.9
Adjusted earnings from continuing operations per share	(0.04)	0.01
Cash flow generated from continuing operations after changes in non-cash working capital	2.0	30.7
Per share	0.00	0.04
Cash flow from operations before changes in non-cash working capital	96.0	93.9
Per share	0.11	0.12
Average realized gold price per ounce	1,217	1,300
Average realized silver price per ounce	16.74	20.43
Average realized copper price per pound	2.89	3.25

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending Mar 31st
	2015	2014
Gold produced	304,874	228,370
Gold sold	296,167	192,587
Silver produced (millions of ounces)	2.48	2.18
Silver sold (millions of ounces)	2.44	2.20
Copper produced - Chapada (millions of pounds)	26.8	27.6
Copper sold - Chapada (millions of pounds)	26.7	25.4

	Three Months Ending Mar 31st
Gold	2015	2014
Cash costs per ounce	$654	$474
Co-product cash costs per ounce	$696	$687
All-in sustaining costs per ounce	$893	$859
All-in sustaining costs per ounce, co-product basis	$896	$1,034
Silver	2015	2014
Cash costs per ounce	$7.10	$6.76
Co-product cash costs per ounce	$7.71	$8.32
All-in sustaining costs per ounce	$10.45	$12.67
All-in sustaining costs per ounce, co-product basis	$10.55	$13.77
Cash costs per pound of copper - Chapada	$1.81	$1.84

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PRODUCTION BREAKDOWN

	Three Months Ending Mar 31st
Gold Ounces	2015	2014
Chapada	22,360	20,455
El Peñón	60,526	59,669
Gualcamayo	46,177	38,481
Mercedes	24,270	23,579
Canadian Malartic	67,894	n/a
Minera Florida	28,113	24,409
Jacobina	18,591	14,853
Alumbrera	5,306	10,115
Brio Gold	31,177	31,298
Continuing Operations	304,414	222,859
Ernesto Pau-a-Pique	460	5,511
TOTAL	304,874	228,370

	Three Months Ending Mar 31st
Silver Ounces	2015	2014
Chapada	61,942	62,729
El Peñón	2,165,201	1,824,794
Mercedes	113,439	94,042
Minera Florida	142,328	195,287
TOTAL	2,482,910	2,176,852

MANAGEMENT UPDATE

In addition, Yamana today announced Ross Gallinger has joined the Company’s senior management as Senior Vice President, Health, Safety and Sustainable Development, effective May 19, 2015.  The appointment of Mr. Gallinger is a continuation of the streamlining and strengthening of management that was initiated in 2014.

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Mr. Gallinger most recently held the position of Executive Director for Prospectors & Developers Association of Canada (“PDAC”).  Prior to that role, Mr. Gallinger was Senior Vice President, Health, Safety and Sustainability at IAMGOLD Corporation (“IAMGOLD”) where he oversaw IAMGOLD’s health, safety and sustainability performance.  Mr. Gallinger has over 25 years of experience in managerial and operational roles in the mining industry in Canada and the Americas with extensive experience in health, safety, environment and community relations portfolios.

In his new role, Mr. Gallinger will be responsible for the oversight, strategic development, delivery and management of Yamana’s health, safety, environment and community policies, programs, and activities. Mr. Gallinger will work in collaboration with existing management to ensure the effectiveness of health, safety, environment and community programs with the objective to improve the Company’s overall performance.

Mr. Gallinger holds a Bachelor of Science degree in Agriculture from the University of British Columbia, and is a Professional Agrologist.

In April, 450,000 performance share units granted in 2014 to the Chief Executive Officer were unilaterally waived by him and have therefor been cancelled.

Financial results for the three months ended March 31, 2015

Net loss from continuing operations attributable to Yamana equity holders for the three months ended March 31, 2015 was $135.2 million or $0.15 per share basic and diluted impacted by higher income tax expense, compared to net loss from continuing operations attributable to Yamana equity holders of $31.4 million or $0.04 per share basic and diluted for the three months ended March 31, 2014.  The income tax expense for the quarter reflects the impact of the non-cash unrealized foreign exchange losses of $96.4 million related to deferred income taxes as during the period the Brazilian Real, Argentinean Peso, Mexican Peso and Canadian Dollar devalued against the US Dollar.  The impact of these foreign exchange movements on taxes are non-cash and, as such, are excluded from adjusted earnings.

On a go-forward basis interest expense will decrease with the plan to divest the Brio assets, the proceeds of which will be used to fully pay down the outstanding balance on the revolving line of credit.  Furthermore, the Company is continuing to pursue various opportunities to reduce G&A expenses and expects additional reductions once plans to divest Brio Gold are realized.

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Adjusted loss (a non-GAAP measure) from continuing operations was $37.5 million or $0.04 per share basic and diluted for the three months ended March 31, 2015, compared to adjusted earnings of $9.9 million or $0.01 per share for the same period of 2014.  Mine operating earnings for the three months ended March 31, 2015 were $40.2 million, compared to $33.1 million for the same period of 2014.  Adjusted loss and mine operating earnings for the period were impacted by lower realized metal prices of approximately 6% for gold, 18% for silver and 11% for copper, partially offset by higher sales volume.  Mine operating earnings included additional depletion, depreciation and amortization as a result of the acquisition of Canadian Malartic in the second quarter of 2014 and Pilar which completed commissioning in the third quarter of 2014.

Cash flows from operating activities from continuing operations for the three months ended March 31, 2015, after and before (a non-GAAP measure) changes in non-cash working capital, were $2.0 million and $96.0 million, respectively.  The Company generated $0.21 of operating cash flows before changes in non-cash working capital for every dollar of revenue generated during the period consistent with the  same period of 2014 after excluding the impact of dividends received from Alumbrera which were $nil during the current period.  Revenue for the three months ended March 31, 2015 of $458.1 million compared to $353.9 million for the same period of 2014 as a result of higher sales quantities offset by lower metal prices.  Revenue for the first quarter of 2015 was generated from the sale of 296,167 ounces of gold, 2.4 million ounces of silver and 26.7 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 192,587 ounces of gold, 2.2 million ounces of silver and 25.4 million pounds of copper for the three months ended March 31, 2014.

The average realized price of gold for the quarter was $1,217 per ounce compared to $1,300 per ounce for the same quarter in 2014, or 6% lower and the average realized silver price was $16.74 per ounce compared to $20.43 per ounce for the same quarter in 2014, or 18% lower.  The average realized price of copper was $2.89 per pound comparable to the $3.25 per pound for the fourth quarter in 2014, or 11% lower.

Cost of sales excluding depletion, depreciation and amortization for the three months ended March 31, 2015 was $280.0 million compared to $208.9 million for the same period in 2014.  Cost of sales excluding depletion, depreciation and amortization for the first quarter was higher than that of the same period in 2014 due to higher sales volume and higher cash costs.

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Depletion, depreciation and amortization ("DDA") expense for the three months ended March 31, 2015 was $137.9 million compared to $111.9 million for the same period of 2014.  Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter of 2014 including DDA on the amount of purchase price in excess of historical cost.  Furthermore, additional DDA was recognized relative to the comparative period in 2014 from Pilar which completed commissioning effective October 1, 2014.  DDA decreased during the current period at most mines that were in operation during the comparative period in 2014.

Other expenses include G&A, exploration and evaluation, other and net finance expenses and were $69.4 million for the three months ended March 31, 2015, compared to $50.2 million for the same period in 2014.

G&A expenses were $29.4 million, compared to $31.5 million for the same period in 2014.

Exploration and evaluation expenses were $5.4 million in line with the $4.6 million for the same period of 2014.

Other expenses were $23.4 million, compared to $12.2 million for the same period of 2014.  Higher other expenses reflected increases in provisions and write-down of indirect tax credits.

Net finance expense was $11.2 million compared to net finance expense of $1.9 million for the same period of 2014.  Higher net finance expense was due to interest expense on higher long-term debt balance and reduced amount of interest capitalized following the completion of mine commissioning offset by a higher net foreign exchange gain relative to the same period of 2014.

Equity loss from Alumbrera of $4.4 million for the three months ended March 31, 2015 compared to equity earnings of $1.2 million for the three months ended March 31, 2014.  Equity loss was mainly a result of lower metal prices and reduced production from Alumbrera as the mine is near the end of its life.  No cash dividends were received during the three months ended March 31, 2015 from the Company’s equity investment in Alumbrera compared to $17.6 million of the same period of 2014.

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Operating Results for the three months ended March 31, 2015

GOLD

First quarter production of 304,874 ounces of gold and 304,414 ounces of gold from continuing operations compared to total production of 228,371 ounces of gold and 222,860 ounces of gold from continuing operations in the first quarter of 2014.  Production from cornerstone assets for the quarter of 267,930 ounces of gold was on target and compares to 181,447 ounces of gold in the first quarter of 2014, representing higher production at all cornerstone assets.  Higher production from the first quarter of 2014 included a 25% increase at Jacobina, a 20% increase at Gualcamayo and a 15% increase at Minera Florida as well as the attributable ounces from Canadian Malartic.  Similar to previous years, first quarter production was planned to be the lowest of the year and compared to the fourth quarter of 2014 based on the rainy season affecting some mines.  Production is expected to accelerate for the remainder of the year with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company.

Cash costs from continuing operations (a non-GAAP measure) for the first quarter were $654 per ounce of gold, compared to $474 per ounce of gold in the same quarter of 2014.  While production increased 37% compared to the first quarter of 2014, cash costs were impacted by a 11% decline in the realized price of copper resulting in much lower by-product credits for the quarter. On a co-product basis, cash costs from continuing operations (a non-GAAP measure) for the first quarter were $696 per ounce of gold, higher by 1% than the $687 per ounce of gold in the first quarter of 2014.  Relative to the fourth quarter, cash costs on a co-product basis reflect the impact of lower production.

All-in sustaining costs from continuing operations ("AISC", a non-GAAP measure) were $893 per ounce of gold compared to $859 per ounce of gold for the first quarter of 2014.  On a co-product basis, AISC from continuing operations were $896 per ounce of gold for the fourth quarter compared to $1,034 per ounce of gold for the first quarter of 2014. All-in sustaining costs from cornerstone assets of $813 per ounce of gold on a co-product basis on target and lower by 15% and 6% than the first and fourth quarters of 2014, respectively.

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SILVER

First quarter silver production was 2.48 million ounces compared to 2.18 million ounces of silver in the first quarter of 2014 representing a 14% increase.  Increase in silver production from the first quarter of 2014 included a 21% increase at Mercedes and a 19% increase at El Peñón.

Cash costs from continuing operations (a non-GAAP measure) for the first quarter of 2015 were $7.10 per ounce of silver, impacted by lower by-product copper credits when compared to $6.76 per ounce of silver in the first quarter of 2014.  Cash costs from continuing operations on a co-product basis (a non-GAAP measure) for the first quarter were $7.71 per ounce of silver, compared to $8.32 per ounce of silver in the first quarter of 2014 impacted by the relative revenue contribution in the current period in comparison to the same period of 2014.

COPPER

Copper production for the three months ended March 31, 2015 was 29.9 million pounds, compared to 34.7 million pounds for the same period of 2014.  Copper production for the three months ended March 31, 2015 was 26.8 million pounds from the Chapada mine, compared to 27.6 million pounds for the same period of 2014.  Cash costs per pound of copper on a co-product basis (a non-GAAP measure) were $1.81 per pound from the Chapada mine compared to $1.84 per pound of copper in the first quarter of 2014.

 OPERATING MINES

Charts providing a summary of operating results are presented at the end of this press release.

Chapada, Brazil

At Chapada, higher gold production compared to the first quarter of 2014 reflects the contribution from Corpo Sul and continued processing of higher grade stockpiles partially offset by reduced throughput.  Slightly lower copper production compared to the first quarter of 2014 was due to lower throughput partially offset by higher copper grades.

Commissioning of the in-pit crusher continued in the first quarter with a focus on achieving stable throughput at higher levels going forward.   During the first quarter, work continued to advance on projects to increase recoveries at Chapada.   Metallurgical testing and optimizations of operational parameters are underway in support of the potential to increase recoveries through a combination of modest modifications to the plant circuit, blending strategies and operational controls.

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While gold production for the first quarter of 2015 was higher than the comparative quarter of 2014, cash costs per ounce of gold were highly impacted by a 11% decline in the realized price of copper. This resulted in lower by-product credits for the first quarter of 2015.  Cash costs for the first quarter were negative $193 per ounce of gold on production of 22,360 gold ounces. This compares to negative $770 per ounce of gold on production of 20,455 gold ounces for the same quarter in 2014.  Silver cash costs for the first quarter were negative $20.68 per ounce of silver on production of 61,942 silver ounces. This compares to negative $49.04 per ounce of silver on production of 62,729 silver ounces for the same quarter in 2014.

Co-product cash costs in the quarter benefited from continued depreciation of the Brazilian Real.  Co-product cash costs were $456 per ounce of gold and $3.60 per ounce of silver in the first quarter compared to $503 per ounce of gold and $5.19 per ounce of silver for the same quarter of 2014.

Co-product cash costs for copper were $1.81 per pound in the first quarter compared to $1.84 per pound for the same quarter of 2014.  Copper production was 26.8 million pounds in the first quarter of 2015 compared to production of 27.6 million pounds of copper for the same quarter of 2014.

El Peñón, Chile

At El Peñón, gold production and cash costs in the first quarter were in line with the first quarter of 2014.  The expected decline in gold grades compared to the fourth quarter of 2014 is consistent with the mine plan as mining is starting to transition from higher grade Bonanza to other areas.  Increased silver production at reduced cash costs in the quarter were due to continued mining in higher silver grade areas and improved recoveries compared to the first quarter of 2014.  Heavy rains and severe flooding in northern Chile in the quarter resulted in lower tonnes mined and reliance on the processing of lower grade ore stockpiles at higher costs.

In the first quarter of 2015, El Peñón produced 60,526 ounces of gold and 2.2 million ounces of silver compared to 59,669 ounces of gold and 1.8 million ounces of silver for the same quarter of 2014.  Cash costs were $598 per ounce of gold and $7.63 per ounce of silver in the first quarter compared to $599 per ounce of gold and $8.45 per ounce of silver in the same quarter of 2014.

Gualcamayo, Argentina

At Gualcamayo, production increased by approximately 20% compared to the first quarter of 2014 and was in line with fourth quarter 2014 production.  Higher gold production was due in part to the recovery of material that as part of normal sequencing was placed at the leach pad late in the fourth quarter of 2014 and entered into irrigation in the first quarter of 2015.  Gold grades for the quarter increased slightly from the fourth quarter of 2014 and are consistent with normal mine sequencing as the contribution from the lower grade open-pit ore is partially offset by the contribution from the higher grade QDD Lower West ("QDDLW") underground mine.

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Costs in the quarter were lower than levels established in the second half of 2014, including an approximate $115 per ounce decrease compared to the fourth quarter of 2014.

The expansion of the Adsorption and Desorption plant continued in the quarter and is expected to begin accelerating recoveries in 2016 and 2017.

During the first quarter, work continued at Rodado Southwest, the potential large scale, bulk tonnage underground operation beneath the current QDD pit limits, which the Company is now referring to as the Deep Carbonates Alternative project.  A Preliminary Economic Assessment is on track for completion in the second quarter of 2015 and the 2015 exploration program is underway with the aim of significantly increasing the mineral resources at the deposit.  Metallurgical testing has identified options to improve expected recovery rates and the results support the potential to further improve the project economics.

In the first quarter of 2015, Gualcamayo produced 46,177 ounces of gold compared to 38,481 ounces of gold in the same quarter of 2014.  Cash costs were $771 per ounce of gold in the first quarter compared to $739 per ounce of gold in the first quarter of 2014.

Mercedes, Mexico

At Mercedes, gold production was in line and silver production increased approximately 21% compared to the first quarter of 2014.  During the quarter, increases in throughput and silver recoveries were partially offset by planned lower gold and silver grades due to an increase in the amount of stockpiles processed.  The 25% increase in silver recoveries was due in part to mining in specific areas of Lagunas and Barrancas. Increased silver production contributed to significantly lower silver cash costs.  Gold cash costs were impacted by expected lower gold grades from Barrancas and lower recoveries compared to the first quarter of 2014.

The Company has engaged a third party continuous improvement firm in order to accelerate the ongoing improvement initiatives.  The main objectives are to further improve mine planning and work execution efficiency that could improve costs and the production profile.  Opportunities that have been identified and are being advanced include the improvement of overall equipment efficiency of the mobile fleet and the review of drill and blast activities to ensure better control of dilution.

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In the first quarter of 2015, Mercedes produced 24,270 ounces of gold and 113,439 ounces of silver compared to 23,579 ounces of gold and 94,042 ounces of silver in the same quarter of 2014.  Cash costs were $831 per ounce of gold and $7.22 per ounce of silver in the first quarter compared to $668 per ounce of gold and $10.01 per ounce of silver in the same quarter of 2014.

Canadian Malartic (50% interest), Canada

At Canadian Malartic, record quarterly production in the first quarter was the result of higher than expected recovery rates partially offset by lower than expected grades.  Production for the month of March was approximately 54,000 ounces of gold, also a record, and demonstrates the ongoing potential for operational improvements expected over the course of 2015.  Throughput at the mill for the first quarter averaged approximately 52,000 tonnes per day as efforts continue to advance work towards the target of reaching 55,000 tonnes per day.  Throughput levels were forecast to be approximately 52,500 tonnes per day in the first half of 2015, increasing to approximately 55,000 tonnes per day in the second half of 2015. The potential second half increase in throughput in 2015 is partly contingent upon updating the existing operating permits. Discussions are ongoing with permitting authorities in regards to pre-crushing activities and crushing levels are expected to remain in a range of 53,000 to 55,000 tonnes per day through 2016.  2015 production expectations for Canadian Malartic are unchanged as guidance had contemplated a longer time frame to receive necessary permits.  Cash costs in the first quarter were positively impacted by lower fuel costs, depreciation of the Canadian dollar and lower cyanide consumption partially offset by higher contractor costs.

In the first quarter of 2015, Canadian Malartic produced 67,894 ounces of gold on a 50%-basis compared to 66,369 ounces of gold in the fourth quarter of 2014.  Cash costs were $632 per ounce of gold in the first quarter compared to $684 per ounce in the fourth quarter of 2014.

Minera Florida, Chile

At Minera Florida, gold production increased by approximately 15%  and silver production decreased by approximately 27% compared to the first quarter of 2014.  Increased gold production over the first quarter of 2014 was due to improved gold grades, and higher gold recoveries partially offset by lower throughput.  Lower silver production was due to expected lower silver grades partially offset by higher recoveries.  Gold grades, and gold and silver recoveries were in line with expectations and were consistent with levels established in the fourth quarter of 2014.  Lower silver grades were in line with expectations and as mining continued in lower grade areas.  Cash costs in the first quarter were impacted by lower throughput and silver grades.

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In the first quarter of 2015, Minera Florida produced 28,113 ounces of gold and 142,328 ounces of silver compared to 24,409 ounces of gold and 195,287 ounces of silver in the same quarter of 2014.  Cash costs were $718 per ounce of gold and $11.07 per ounce of silver in the first quarter compared to $672 per ounce of gold and $7.35 per ounce of silver in the same quarter of 2014.

Jacobina, Brazil

At Jacobina, operational performance continues to demonstrate the Company's focus on producing quality ounces with sustainable margins to maximize profitability at the operation.  Production in the first quarter of 2015 was approximately 25% higher at cash costs approximately 23% lower than the first quarter of 2014.  Increased production and lower costs were the result of increased throughput, grade and recoveries over the comparable period in 2014.  Considerable effort has been undertaken in development, with more than six months of mine development ahead of production as compared to a few weeks in 2014.  Grade of developed reserves was significantly higher than mine grade in the first quarter.  Cash costs in the first quarter were in line with cash costs in the fourth quarter of 2014, which were the lowest level of 2014.  Production and costs are expected to continue to improve quarter over quarter as grades are expected to improve further.

In the first quarter of 2015, Jacobina produced 18,591 ounces of gold compared to 14,853 ounces of gold in the same quarter of 2014.  Cash costs were $962 per ounce of gold in the first quarter compared to $1,245 per ounce of gold in the first quarter of 2014.

Alumbrera (12.5% interest), Argentina

In the first quarter of 2015, Alumbrera produced 5,306 ounces of gold compared to 10,115 ounces of gold in the same quarter of 2014.  Cash costs were $887 per ounce of gold in the first quarter compared to negative $1,413 per ounce of gold in the first quarter of 2014.

Brio Gold

In the first quarter of 2015, Brio Gold produced a total of 31,177 ounces of gold compared to 31,298 ounces of gold in the same quarter of 2014.  Cash costs were $824 per ounce of gold in the first quarter compared to $958 per ounce of gold in the first quarter of 2014.

Sustaining capital to the end of 2016 for the current Brio Gold operations is expected to average approximately $180 per ounce.  Expansionary capital for 2015 is expected to be approximately $6.6 million for the development of Maria Lazarus at Pilar, $2.2 million of which was spent in the first quarter.  No expansionary capital spending is planned at Fazenda Brasileiro.

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Considerable progress has been made at improving the operations at producing mines in the Brio Gold portfolio and advancing the effort at C1 Santa Luz, all of which has advanced more quickly than anticipated.  The Company believes there is considerable value in the Brio Gold producing mines which will be further augmented with the efforts at C1 Santa Luz.  The Company believes that Brio Gold going public is the optimal approach to realizing this considerable value and plans are progressing for a going public event in the third quarter of 2015.

PILAR, BRAZIL

At Pilar, more efficient mining and dilution control continued to improve production and operating costs.  Production averaged over 6,300 ounces per month in the first quarter which is expected to be a baseline for production going forward.  In addition, development work at the satellite Maria Lazarus deposit continued with approximately 1,700 metres of development having been completed.  Maria Lazarus is expected to ramp-up over the course of the year and provide additional flexibility at the operation.

In the first quarter of 2015, Pilar produced a total of 19,153 ounces of gold compared to 11,885 ounces of gold in the same quarter of 2014.  Cash costs were $832 per ounce of gold in the first quarter.

FAZENDA BRASILEIRO, BRAZIL

At Fazenda Brasileiro, mill and related maintenance was undertaken earlier than originally planned.  The maintenance schedule for upgrading of the Carbon-in-Leach (“CIL”) circuit was accelerated into the first quarter to enhance operational flexibility at Fazenda Brasileiro.  Production and costs are expected to normalize to higher and lower levels respectively beginning in the second quarter.

In the first quarter of 2015, Fazenda Brasileiro produced a total of 12,024 ounces of gold compared to 12,693 ounces of gold in the same quarter of 2014.  Cash costs were $810 per ounce of gold in the first quarter compared to $958 per ounce of gold in the first quarter of 2014.

C1 SANTA LUZ, BRAZIL

At C1 Santa Luz, a study to assess the potential viability of several identified processing alternatives was completed in January 2015.  Detailed metallurgical testwork is underway to further evaluate the identified options to modify the process flowsheet, the results of which are expected by mid-2015.  Subsequent to a decision on flowsheet modifications, infill and geotechnical drilling will resume at the project in support of an updated mine plan design.  This work is being directed by Brio Gold’s management in consultation with the Company's technical services group.

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The processing options being tested include gravity circuit enhancements, flash flotation optimization, organic carbon reduction through kerosene conditioning and CIL circuit improvements.  Ore samples representing a cross section of ore types have been prepared and sent for bench-scale laboratory testwork.  Representative bulk tonnage ore samples totaling 15 tonnes have been prepared for full pilot plant testing, pending the results of the bench-scale work, and pilot plant testwork is expected to commence in the second quarter.

Operating and capital cost estimates are expected to be determined by mid-2015 and Brio Gold is planning to begin engineering design in the third quarter of 2015, with the modifications to the plant taking place in the first half of 2016. Commissioning is planned to commence by mid-2016.  C1 Santa Luz is expected to contribute approximately 100,000 ounces of gold annually for a total from the portfolio of 230,000 ounces of gold annually.

Total capital spending at C1 Santa Luz is currently expected to be approximately $20 to $30 million for 2015 and 2016 which would be spent beginning in mid-2015 and most of which would be spent in 2016.

EXPLORATION

The Company continues to consider exploration to be a key to unlocking and creating further value for shareholders at existing operations.  The 2015 exploration program focuses on finding higher quality ounces, being those ounces with the greatest potential to most quickly generate cash flow, and on infill drilling to do the work necessary to upgrade the existing inferred mineral resources.  In the first quarter of 2015, the Company spent approximately $13 million on exploration.

The following summary highlights the areas of focus for the 2015 exploration program and provides key updates from the first quarter of 2015.

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Chapada, Brazil

The 2015 exploration program at Chapada will focus on further testing of the Sucupira and Santa Cruz targets that were discovered in 2014, and on mineral resource infill drilling of select areas at Corpo Sul.  The Company expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015.

During the first quarter, drilling at Sucupira completed two drill holes that intersected mineral intervals which continued to support the extension of the mineralization previously identified.  The infill drilling program began late in the first quarter with the aim of upgrading mineral resources.

El Peñón, Chile

The 2015 exploration program at El Peñón will focus on exploring near mine targets, including the recently discovered Ventura vein, and on infill and limited definition drilling at the El Peñón, Fortuna and Pampa Augusta Victoria mine complexes.  The Company expects to complete 38,500 metres of local and district exploration drilling, and 50,000 metres of combined underground and surface infill drilling over the course of 2015.

During the first quarter, exploration drilling returned results at Laguna that support the potential to expand mineral resources at depth.  At Ventura results are pending on drill holes that support the potential to increase the mineral resource at depth.  Infill drilling results at Laguna and Ventura are supporting the economic potential of the targets and the potential for mineral resource expansion and reclassification.  In district exploration, the Ventura vein extension is returning positive results, which include results that are better than average reserve grade, and the mineralization remains open to the south for more than 700 metres.

Gualcamayo, Argentina

The 2015 exploration program at Gualcamayo will focus on discovering and extending near surface oxide mineral zones to both the east and west of current QDDLW limits, and on expanding the Rodado Southwest mineral body near current underground mine workings.  The Company expects to complete a total of 8,000 metres of drilling in addition to surface area mapping and sampling over the course of 2015.

Page | 16

During the first quarter, the Company focused on mineral resource definition drilling in the open-pit area, which is expected to be completed during the second quarter of 2015.  Mapping and chip sampling during the quarter continued to develop new targets for follow-up surface drill testing.

Mercedes, Mexico

The 2015 exploration program at Mercedes will focus on mineral resource infill and extension drilling, completing limited ore definition drilling, and testing near mine and regional targets developed in prior exploration campaigns.  The Company expects to complete approximately 23,000 metres of combined surface and underground drilling over the course of 2015.

During the first quarter, infill drilling was initiated on the Aida vein with the objective of upgrading inferred mineral resources; and underground reserve delineation drilling advanced that is expected to aid mining by more precisely locating ore zones and identifying and sampling parallel mineral shoots with the potential to contribute to the production profile.

Minera Florida, Chile

The 2015 exploration program at Minera Florida will focus on infill drilling to replace mineral resources that were previously upgraded to mineral reserves, testing new areas with the aim to discover a new high potential target, and delineation drilling to further improve the reliability of life-of-mine mineral reserves.  The Company expects to complete 10,000 metres of infill drilling, 5,000 metres of exploration drilling and 2,000 metres of delineation drilling over the course of 2015.

Drilling in support of the 2015 exploration program at Minera Florida began at the end of the first quarter.

Jacobina, Brazil

The 2015 exploration program at Jacobina will focus on extensive infill drilling with the aim to improve geologic knowledge and mineral continuity in support of mineral resource conversion and mineral reserve delineation.

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Exploration drilling began late in the middle of the first quarter at Morro do Vento, Canavieiras and João Belo deposits, and all results are currently pending.

Cerro Moro, Argentina

The 2015 exploration program at Cerro Moro will focus on detailed mapping, outcrop and soil sampling, and targeted core drilling with the aim to discover a new high grade structure within the current property boundaries.  The Company expects to complete 4,000 metres of drilling over the course of 2015 and will evaluate the potential to expand the program subject to positive results.

During the first quarter, data compilation and interpretation work continued with the objective to advance understanding of the structural model.  The Company has identified the preferred host for mineralization at Cerro Moro and this information is expected to improve the effectiveness of planned drilling on the property.

Canadian Malartic Corporation, Canada

As 50-50 partners in the Canadian Malartic Corporation, Yamana and Agnico jointly explore the Kirkland Lake, Hammond Reef, Pandora, and the Wood-Pandora properties.   The 2015 exploration programs include the following:

Pandora - continued drill testing of near surface and underground targets while concurrently constructing an exploration tunnel from the Lapa mine 101 level to the west for approximately 1 kilometre to facilitate additional subsurface drill testing;
Kirkland Lake - focused drill testing of the Upper Canada, AK and other surface targets;
Upper Beaver - initiation of a Preliminary Economic Assessment on the deposit; and
Canadian Malartic mine - limited drilling of the South Odyssey mineral body.

During the first quarter, drilling on the South Odyssey target returned generally positive results; near surface and deep underground drilling at Pandora returned encouraging results; a wedge hole was completed at Upper Canada to test the C-zone down dip with results currently pending; and the results from drilling completed at Wood-Pandora are currently pending.

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Brio Gold

The 2015 exploration program for Brio Gold will focus at Pilar on infill drilling in support of operations, limited mineral resource expansion drilling and delineation drilling at Maria Lazarus, and at Fazenda Brasileiro on replacing the mineral resource base.  Brio Gold expects to complete 25,500 metres of drilling at Pilar and Maria Lazarus, and 36,000 metres at Fazenda Brasileiro over the course of 2015.

During the first quarter, a review of the designed mineral reserves and mine plan at Pilar was completed, and is expected to aid in prioritizing infill drilling efforts to ultimately increase the level of confidence in mineral reserves during 2015 and 2016.  At Maria Lazarus, development drifting is underway and geologic mapping is being carried out in coordination with operations to minimize the potential of an impact to production.  Inferred mineral resources were remodeled during the quarter at Maria Lazarus resulting in the reclassification of ounces to indicated mineral resource status.

OUTLOOK AND STRATEGY

The Company strives to balance production, capital and operating costs, maximize investment and returns while balancing risk and rewards to demonstrate strong cash flow and other financial performance.

In 2015, the Company expects to deliver planned production growth at operating costs consistent with 2014 levels.  In addition, the Company has made the decision to move ahead with the Cerro Moro project which is a high quality project that has the potential to add significantly to production growth at low cost.  The overall focus in 2015 is to maximize production and mitigate costs.

Production in the first quarter was as expected, leading to continued confidence in previously provided production and cost guidance.  Consistent with prior years, the Company expects sequential quarter-over-quarter production growth with production in the first quarter being at the lowest level for year.  In 2015, the Company expects to deliver production of 1.30 million ounces of gold, 9.6 million ounces of silver and 120 million pounds of copper.  Gold production is expected to consist of approximately 1.17 million ounces of gold from the Company’s cornerstone operations and its other producing mines, and approximately 130,000 ounces attributable to Brio Gold.

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The focus on growth will not come at the expense of the significant achievements to date in cost containment and margin reclamation.  Cash costs are expected to be lower quarter-over-quarter with the potential to be further enhanced by external factors such as declining fuel prices and in country currency devaluations.  Estimated cash costs for 2015 are forecast to be approximately $545 per ounce of gold and $6.00 per ounce of silver.  For the Company's portfolio excluding Brio Gold, estimated cash costs for 2015 are forecast to be approximately $525 per ounce of gold.   For Brio Gold, estimated cash costs for 2015 are forecast to be approximately $730 per ounce of gold.

Estimated all-in sustaining costs for 2015 are forecast to be between $800 and $830 per ounce of gold, and $10.30 and $10.50 per ounce of silver.  Estimated all-in sustaining co-product costs for 2015 are forecast to be between $880 and $910 per ounce of gold and $11.10 and $11.30 per ounce of silver.

The Company’s operating and financial results in the first quarter were in line with expectations and support continued confidence in other components of 2015 guidance, including:

•	Sustaining capital is expected to be approximately $265 million or approximately $176 per ounce of gold and $2.75 per ounce of silver;
•	Expansionary capital spending is expected to be approximately $90 to $140 million;
•	Exploration spending is expected to be approximately $98 million, which is at the top of the previously provided guidance range;
•	Depreciation, depletion and amortization is expected to be approximately $570 million or approximately $395 per ounce of gold and $6 per ounce of silver; and
•
General and administrative ("G&A") expenses are expected to be approximately $120 million.  The Company is continuing to pursue various opportunities to reduce G&A expenses and expects additional reductions once plans to divest Brio Gold are realized.

First Quarter 2015 Conference Call Information:

Conference call information for Wednesday, April 29, 2015 at 8:30 a.m. E.T.

Toll Free (North America):                                                                           1-866-355-4959
Toronto Local and International:                                                                416-340-8527
Webcast:                                                                                                         www.yamana.com

Conference Call REPLAY:

Toll Free (North America):                                                                1-800-408-3053                                Passcode 7116544
Toronto Local and International:                                                        905-694-9451                                Passcode 7116544

Page | 20

The conference call replay will be available from 12:00 p.m. ET on April 29, 2015 until 11:59 p.m. ET on May 13, 2015.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

Page | 21

Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Ounces Sold	Silver Ounces Sold	Cash Cost per Gold Ounce	Cash Cost per Silver Ounce
El Peñón
Q1 2015	379,075	5.41	206.44	92.8	86.3	60,526	2,165,201	59,788	2,144,850	$598	$7.63
Total 2014	1,475,858	6.36	211.96	93.3	83.9	282,617	8,475,133	280,471	8,342,367	$545	$7.85
Q4 2014	382,194	6.66	215.87	92.8	84.9	77,111	2,286,949	79,086	2,373,974	$537	$7.81
Q3 2014	375,507	6.19	227.73	93.7	85.2	70,111	2,349,577	67,775	2,201,354	$567	$7.30
Q2 2014	366,756	6.81	210.56	93.6	81.6	75,727	2,013,812	74,406	1,929,133	$492	$7.98
Q1 2014	351,401	5.75	192.32	93.2	83.5	59,669	1,824,794	59,204	1,837,906	$599	$8.45
Total 2013	1,422,054	7.94	187.16	93.0	75.7	338,231	6,464,623	337,337	6,437,790	$469	$10.52
Q4 2013	352,276	6.46	183.42	93.0	80.3	68,246	1,655,910	66,700	1,642,279	$616	$10.89
Q3 2013	351,795	8.26	201.99	93.5	77.0	87,968	1,768,205	93,920	1,804,700	$450	$9.60
Q2 2013	356,607	8.66	187.09	92.6	71.2	91,861	1,514,057	89,080	1,494,836	$420	$10.92
Q1 2013	361,377	8.37	176.43	93.0	74.0	90,155	1,526,451	87,637	1,495,975	$427	$10.80
Minera Florida
Q1 2015	454,297	2.32	18.72	81.7	56.7	28,113	142,328	28,015	134,404	$718	$11.07
Total 2014	1,729,861	2.23	29.87	80.8	58.7	100,076	975,297	99,030	1,015,801	$678	$6.08
Q4 2014	439,401	2.37	22.78	83.3	57.3	27,953	184,382	27,784	245,678	$634	$8.40
Q3 2014	437,202	1.99	45.59	80.1	63.9	22,402	409,676	22,516	352,660	$745	$3.56
Q2 2014	405,855	2.41	24.89	80.4	57.3	25,311	185,952	24,635	173,701	$673	$8.01
Q1 2014	447,402	2.14	25.97	79.3	52.3	24,409	195,287	24,095	243,762	$672	$7.35
Total 2013	1,754,785	2.45	32.02	76.1	57.2	99,000	979,514	98,524	1,008,148	$786	$11.02
Q4 2013	492,257	2.07	39.16	79.0	61.6	24,539	298,696	24,095	281,871	$647	$7.37
Q3 2013	448,820	2.27	23.92	78.0	56.0	23,848	181,156	23,830	178,390	$771	$14.07
Q2 2013	402,130	2.58	18.16	77.7	53.8	23,962	131,029	23,930	126,600	$891	$22.60
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	26,669	421,287	$834	$8.36

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Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Ounces Sold	Silver Ounces Sold	Cash Cost per Gold Ounce	Co-Product Cash Cost per Gold Ounce	Cash Cost per Silver Ounce	Co-Product Cash Cost per Silver Ounce
Chapada
Q1 2015	4,262,346	0.27	60.0	22,360	61,942	20,486	41,964	$(193)	$456	$(20.68)	$3.60
Total 2014	20,360,659	0.28	58.9	107,447	296,955	97,775	130,949	$(879)	$416	$(56.46)	$4.78
Q4 2014	5,041,152	0.31	57.7	29,270	73,310	31,533	44,884	$(1,036)	$366	$(68.48)	$4.70
Q3 2014	5,440,264	0.28	59.3	28,847	83,769	26,284	42,258	$(1,173)	$416	$(66.95)	$4.58
Q2 2014	5,034,490	0.30	60.0	28,875	77,148	21,458	16,509	$(505)	$403	$(39.70)	$4.74
Q1 2014	4,844,752	0.23	58.7	20,455	62,729	18,501	27,298	$(770)	$503	$(49.04)	$5.19
Total 2013	21,347,439	0.26	57.9	104,096	326,087	98,680	166,917	$(1,185)	$415	$(61.14)	$3.35
Q4 2013	5,540,262	0.28	57.5	28,223	79,696	26,805	45,103	$(1,416)	$389	$(77.22)	$3.48
Q3 2013	5,682,276	0.27	58.3	29,137	88,984	27,184	53,229	$(1,254)	$370	$(64.09)	$3.06
Q2 2013	5,016,383	0.26	59.6	25,014	75,595	20,628	27,708	$(422)	$435	$(32.16)	$3.65
Q1 2013	5,108,519	0.23	56.0	21,722	81,812	24,064	40,878	$(1,672)	$486	$(69.06)	$3.27
Jacobina
Q1 2015	348,273	1.80	92.2	18,591		19,488		$962
Total 2014	1,419,031	1.78	92.9	75,650		74,405		$1,078
Q4 2014	355,987	1.91	95.6	20,909		21,359		$959
Q3 2014	372,243	1.89	93.6	21,112		19,396		$981
Q2 2014	350,919	1.82	91.6	18,776		18,287		$1,188
Q1 2014	339,882	1.51	90.1	14,853		15,363		$1,245
Total 2013	1,575,629	1.57	92.2	73,695		77,190		$1,174
Q4 2013	396,235	1.64	93.2	19,519		19,105		$1,140
Q3 2013	380,054	1.66	95.4	19,325		18,017		$1,029
Q2 2013	384,614	1.55	90.8	17,485		19,350		$1,270
Q1 2013	414,725	1.45	90.0	17,366		20,718		$1,276

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Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per Gold Ounce
Gualcamayo
Q1 2015	1,744,540	1.28	64.3	46,177	46,112	$771
Total 2014	6,775,855	1.43	62.2	180,412	177,660	$796
Q4 2014	1,994,019	1.24	42.0	46,009	45,165	$886
Q3 2014	1,440,285	1.43	73.5	43,060	40,124	$867
Q2 2014	1,435,864	1.63	66.7	52,863	53,590	$700
Q1 2014	1,905,687	1.47	68.0	38,481	38,781	$739
Total 2013	6,568,912	0.88	72.5	120,337	111,134	$772
Q4 2013	1,561,180	1.61	43.7	34,929	34,264	$825
Q3 2013	1,298,811	0.86	75.8	27,678	20,570	$919
Q2 2013	1,915,698	0.51	87.2	27,553	27,770	$761
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	Gold Ounces Sold	Silver Ounces Sold	Cash Cost per Gold Ounce	Cash Cost per Silver Ounce
Mercedes
Q1 2015	175,924	4.56	53.24	94.2	37.8	24,270	113,439	25,400	117,115	$831	$7.22
Total 2014	681,833	5.09	55.88	94.6	32.6	105,212	398,137	103,850	390,331	$681	$10.75
Q4 2014	178,409	5.57	50.57	94.9	37.1	30,364	107,396	31,490	108,196	$626	$10.58
Q3 2014	176,310	5.30	54.91	94.8	33.3	28,459	103,642	25,571	93,960	$671	$11.02
Q2 2014	167,552	4.60	58.58	93.9	30.0	22,809	93,057	24,002	98,436	$779	$11.41
Q1 2014	159,562	4.82	60.07	94.7	30.2	23,579	94,042	22,787	89,739	$668	$10.01
Total 2013	670,867	6.16	79.39	94.5	34.4	129,327	614,562	133,421	650,873	$507	$7.71
Q4 2013	169,768	5.58	72.84	94.3	35.5	28,821	144,715	30,102	148,020	$673	$9.68
Q3 2013	171,556	5.83	68.66	94.1	29.4	31,765	116,840	31,190	121,840	$478	$9.40
Q2 2013	164,422	6.74	90.61	94.5	34.4	35,701	176,205	34,083	175,514	$372	$5.45
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	38,046	205,499	$536	$7.24

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Canada
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per Gold Ounce
Canadian Malartic
Q1 2015	2,339,474	1.00	90.0	67,894	62,804	$632
Total 2014	5,263,271	0.95	89.2	143,008	149,952	$702
Q4 2014	2,448,662	0.95	89.2	66,369	69,965	$684
Q3 2014	2,416,797	0.94	89.0	64,761	63,684	$735

Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash cost per Pound of Copper
Chapada
Q1 2015	4,262,346	0.36	79.5	26.8	26.7	$1.81
Total 2014	20,360,659	0.37	79.6	133.5	123.5	$1.68
Q4 2014	5,041,152	0.4	78.0	35.0	33.8	$1.57
Q3 2014	5,440,264	0.39	81.2	38.0	35.7	$1.59
Q2 2014	5,034,490	0.37	80.0	33.0	28.7	$1.75
Q1 2014	4,844,752	0.33	79.3	27.6	25.4	$1.84
Total 2013	21,347,439	0.35	79.7	130.2	126.0	$1.65
Q4 2013	5,540,262	0.37	80.4	36.0	34.5	$1.53
Q3 2013	5,682,276	0.36	80.9	36.8	35.7	$1.48
Q2 2013	5,016,383	0.34	80.2	30.1	26.7	$1.76
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings..  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Page | 25

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, Allin sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS. The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company’s business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company’s ability to generate earnings and cash flows for use in investing and other activities.

Cash costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of byproduct credits on the Company’s cost structure. Cash costs are computed net of by-products or on a co-product basis.

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Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce. Silver production is no longer treated as a gold equivalent. The Company reports production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution. There is no change in the calculation of copper cash costs.  With this realignment, the KPIs are as follows:
•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.
o
The Attributable Cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.

•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
o
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

o	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
•	Cash costs of copper on a co-product basis - shown on a per pound basis.
o	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

All-in sustaining costs

All-in sustaining costs per ounce of gold and silver seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.
•	All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.
•
All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Cash costs per ounce of gold and silver, Co-product cash costs per ounce of gold and silver, all-in sustaining costs per ounce of gold and silver and all-in sustaining co-product costs per ounce of gold and silver are from continuing operations and exclude Ernesto/Pau-a-Pique, a discontinued operation.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates; (i) reorganization costs; (j) non-recurring provisions; (k) (gains) losses on sale of assets; (l) any other non-recurring adjustments and the tax impact of any of these adjustments.  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.   Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations.  The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.  Reconciliations of Adjusted Earnings to net earnings is provided in Section 5.1, First Quarter Overview of Financial Results and Section 5.2 First Quarter Overview of Financial Results for the three months ended March 31, 2015, respectively.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its consolidated financial statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.  The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Debt is calculated as the sum of the current and non-current portions of long-term debt excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company net of the cash and cash equivalent balance as at the balance sheet date.

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ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•
Cash flows from operating activities before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

•
Depletion, depreciation and amortization ("DD&A") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper produced to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.  The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization  excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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